NEWS RELEASE

New York - AG	July 30, 2026
Toronto - AG
Frankfurt - FMV
First Majestic Announces Q2 2026 Financial Results
and Quarterly Dividend Payment
Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG)(TSX:AG)(FSE:FMV) (the "Company" or “First Majestic”) is pleased to announce the Company’s unaudited condensed interim consolidated financial results for the second quarter ended June 30, 2026. The full version of the quarterly financial statements and the accompanying management’s discussion and analysis can be viewed on the Company’s website at www.firstmajestic.com or under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. All amounts are in U.S. dollars unless stated otherwise.

First Majestic reported steady improvements in production in the second quarter, with silver and gold production up 3% and 2%, respectively, compared to the same quarter last year. Revenues increased significantly, up 57% year-over-year to $415.5 million, driven by higher realized silver and gold prices, notwithstanding silver and gold bullion inventories increasing to $78.0 million. A continued focus on operational efficiency resulted in meaningful year-over-year margin expansion.

Net earnings1 for the quarter were $109.4 million while earnings per share (“EPS”) were $0.22. The Company generated $194.6 million in free cash flow in the quarter, after paying $46.8 million in cash income taxes, leading to a record $1,252.7 million in treasury.

SECOND QUARTER HIGHLIGHTS
•Treasury Position ($315.0 million increase from December 31, 2025): The Company ended the quarter with $1,252.7 million in treasury, representing a 34% increase compared to $937.7 million at the end of 2025. Cash in treasury includes $159.4 million held in restricted cash, compared to $144.3 million as at December 31, 2025.
•Cash Flow from Operations ($133.4 million increase Y/Y): Operating cash flow before changes in working capital and taxes in the quarter were $248.3 million or $0.50 per share, a 116% increase compared to $114.9 million or $0.24 per share in the second quarter of 2025.
1 References to “Net Earnings”, “Earnings per share”, and “EPS” refer to “Net Earnings attributable to Owners of the Company”, and “Earnings per common share attributable to owners of the Company”, which are net of non-controlling interests, specifically the remaining 30% of the Los Gatos JV not owned by the Company.

•Free Cash Flow ($116.8 million increase Y/Y): The Company generated $194.6 million in free cash flow in the second quarter of 2026 after paying $46.8 million in cash income taxes, representing a significant increase compared to $77.9 million in free cash flow in Q2 2025.
•Revenue ($151.3 million increase Y/Y): The Company achieved quarterly revenue of $415.5 million (with 60% of revenue from silver), representing a 57% increase compared to $264.2 million in Q2 2025.
•Finished Goods Inventory: The Company held 1,007,450 silver ounces and 4,730 gold ounces in finished goods inventory as at June 30, 2026, inclusive of coins and bullion, compared to 676,637 silver ounces and 2,732 gold ounces as at March 31, 2026. The fair market value of this inventory as at June 30, 2026 was $59.0 million for silver and $19.0 million for gold, which was not included in revenue during the quarter.
•Mine Operating Earnings ($174.3 million increase Y/Y): The Company achieved mine operating earnings of $223.6 million, a significant improvement compared to $49.4 million in the second quarter of 2025, with earnings improvements across all mine sites.
•Earnings Before Income Tax, Depreciation and Amortization (“EBITDA”) ($132.5 million increase Y/Y): EBITDA for the quarter was $252.3 million, a 110% increase compared to $119.9 million in Q2 2025.
•Net Earnings1 ($56.9 million increase Y/Y): Net earnings for the quarter were $109.4 million (EPS of $0.22) compared to net earnings of $52.5 million (EPS of $0.11) in the second quarter of 2025. Adjusted net earnings were $101.6 million (adjusted EPS of $0.21), compared to adjusted net earnings of $18.4 million (adjusted EPS of $0.04) in the second quarter of 2025.
•Costs: Cash costs and All-in Sustaining Costs (“AISC”) per attributable payable AgEq ounce for the quarter were below guidance at $18.06 and $25.68, respectively.

•AISC Margin ($26.67 per ounce increase Y/Y): The Company generated AISC margin, being the difference between its silver equivalent realized price and AISC, of $40.27 per AgEq ounce, a significant improvement compared to an AISC margin of $13.60 per AgEq ounce during Q2 2025. This improvement was primarily driven by higher realized prices.
•Second Quarter Dividend (217% increase Y/Y): The Company declared a cash dividend of $0.0152 per common share for the second quarter of 2026, nearly four times higher than in the same period last year.

•Purchased Common Shares: During the second quarter of 2026, the Company purchased and cancelled an aggregate of 1,200,000 common shares for US$22.7 million at an average price of CAD$26.18 per share pursuant to its current share repurchase program.

OPERATIONAL AND FINANCIAL RESULTS
The table below represents the Company’s consolidated second quarter operational and financial highlights for the three months ended June 30, 2026 and 2025.

Key Performance Metrics	2026-Q2	2025-Q2	Change Q2'26 vs Q2'25
Operational(1)
Ore Processed / Tonnes Milled	1,040,314	1,003,804	4%
Silver Ounces Produced	3,799,823	3,701,995	3%
Gold Ounces Produced	34,660	33,864	2%
Cash Costs per Silver Equivalent Ounce(2)	$18.06	$15.08	20%
AISC per Silver Equivalent Ounce(2)	$25.68	$21.02	22%
Total Production Cost per Tonne(2)	$107.16	$104.45	3%
Average Realized Silver Price per Silver Ounce(2)	$63.98	$33.68	90%

Key Performance Metrics	2026-Q2	2025-Q2	Change Q2'26 vs Q2'25
Average Realized Gold Price per Gold Ounce(2)	$4,347	$3,097	40%

Financial (in $millions)
Revenues	$415.5	$264.2	57%
Mine Operating Earnings	$223.6	$49.4	353%
Net Earnings before Non-Controlling Interest	$125.9	$56.6	123%
Net Earnings Attributable to Owners of the Company	$109.4	$52.5	108%
Operating Cash Flows before Non-Cash Working Capital and Taxes	$248.3	$114.9	116%
Capital Expenditures	$65.1	$56.0	16%
Cash and Cash Equivalents	$1,093.3	$384.8	184%
Restricted Cash	$159.4	$125.3	27%
Working Capital(2)	$876.0	$444.1	97%
EBITDA(2)	$252.3	$119.9	110%
Adjusted EBITDA(2)	$257.1	$125.3	105%
Free Cash Flow(2)	$194.6	$77.9	150%

Shareholders
EPS – Basic & Diluted	$0.22	$0.11	100%
Adjusted EPS(2)	$0.21	$0.04	455%
1.Operational metrics calculated in the table above are reported on an attributable basis to account for the Company’s 70% ownership of the Los Gatos Joint Venture that owns the Los Gatos Silver Mine.
2.The Company reports certain non-GAAP measures which include cash costs per AgEq ounce produced, cash costs per Au ounce produced, AISC per AgEq ounce produced, AISC per Au ounce produced, total production cost per tonne, average realized silver price per AgEq ounce sold, average realized Au price per ounce sold, average realized Ag price per ounce sold, working capital, adjusted EPS, EBITDA, adjusted EBITDA, and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company’s financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Financial Measures” at the end of this news release for further details of these measures.

The table below represents the quarterly operating and cost performance results at each of the Company’s four producing mines during the quarter.

Second Quarter Production Summary	Los Gatos (1)(3)	San Dimas	Santa Elena	La Encantada	Consolidated
Ore Processed / Tonnes Milled	210,607	203,486	305,369	320,852	1,040,314
Silver Ounces Produced	1,279,553	1,062,203	422,571	1,035,497	3,799,823
Gold Ounces Produced	772	12,385	21,468	35	34,660
Cash Costs per Silver Equivalent Ounce(2)	$15.35	$18.79	$17.83	$21.54	$18.06
AISC per Silver Equivalent Ounce(2)	$16.82	$22.57	$27.36	$26.25	$25.68
Total Production Cost per Tonne (2)	$106.05	$180.74	$101.95	$66.20	$107.16
1.All production and non-GAAP results shown in the table above are reported on an attributable basis, meaning they reflect only the portion of results corresponding to the Company’s 70% ownership of the Los Gatos Joint Venture that owns the Los Gatos Silver Mine.
2.These measures do not have a standardized meaning under the Company’s financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions.
3.Base metal production at the Los Gatos Silver Mine include 16,484,603 lbs zinc, 9,023,177 lbs lead and 252,938 lbs copper (70% attributable basis).

In the second quarter, the Company generated quarterly revenue of $415.5 million, representing a 57% increase compared to $264.2 million in the second quarter of 2025. The increase in revenues was driven by a 90% higher average realized silver price, and a 40% higher average realized gold price, when compared to the second quarter of 2025, resulting in total revenues increasing by $194.2 million. Realized prices were impacted by approximately

$40 million in mark-to-market adjustments on open concentrate sales, resulting from lower commodity prices at quarter-end, compared to the preceding months. Revenue growth was also driven by 57% and 22% increases in silver ounces sold at La Encantada and Santa Elena, respectively, compared to the second quarter of 2025. Total revenue for the quarter excluded 1,007,450 oz of silver and 4,730 oz of gold that were held in inventory at the end of the quarter, with a fair value of $78.0 million.

The Company ended the second quarter with $1,252.7 million in cash and in treasury, representing a 34% increase compared to $937.7 million at the end of 2025. Cash in treasury includes $159.4 million that is held in restricted cash, compared to $144.3 million as at December 31, 2025. Working capital reached a record high of $876.0 million, excluding $159.4 million in restricted cash, representing a 19% increase compared to $733.6 million as at December 31, 2025. The overall liquidity, defined as working capital plus undrawn lines of credit, of the Company as at June 30, 2026 was $1,035.8 million compared to $873.2 million as at December 31, 2025.

The Company achieved mine operating earnings of $223.6 million, a significant improvement compared to mine operating earnings of $49.4 million in the second quarter of 2025. This increase was largely driven by higher metal prices compared to the second quarter of 2025, and an increase of 57% and 22% of silver ounces sold at La Encantada and Santa Elena, respectively, compared to the second quarter of 2025.

EBITDA for the quarter was $252.3 million, representing a 110% increase compared to $119.9 million in the second quarter of 2025. The increase in EBITDA was primarily attributable to higher realized metal prices in the quarter compared to the second quarter of 2025.

Adjusted EBITDA normalized for non-cash or non-recurring items such as unrealized losses on marketable securities, share-based payments, restructuring costs, impairment reversal and abnormal maintenance costs at Los Gatos and San Dimas for the quarter was $257.1 million, representing a 105% increase compared to $125.3 million in the second quarter of 2025.

Net earnings for the quarter were $109.4 million (EPS of $0.22), up 108% compared to $54.8 million (EPS of $0.11) in the second quarter of 2025. The increase in net earnings was primarily attributed to higher realized metal prices, and impacted by a one-time current tax expense of $10.1 million relating to a historic tax dispute with the Mexican tax authority for First Majestic Plata, S.A. de C.V. with respect to a forward silver purchase agreement, which has now been settled.

Adjusted net earnings, excluding non-cash or non-recurring items such as unrealized losses on marketable securities, share-based payments, tax settlements, restructuring costs, impairment reversal, abnormal maintenance costs at Los Gatos and San Dimas, and deferred income tax were $101.6 million (adjusted EPS of $0.21), compared to adjusted net earnings of $18.4 million (adjusted EPS of $0.04) in the second quarter of 2025.

The Company’s attributable capital expenditures in the second quarter were $60.1 million ($65.1 million on a 100% basis), representing a 7% increase compared to $56.0 million in total capital expenditures in the second quarter of 2025. Attributable capital expenditures consisted of $23.9 million in underground development (2025 - $15.2 million), $13.2 million in exploration (2025 - $17.8 million), and $18.7 million in property, plant and equipment (“PP&E”) (2025 - $16.9 million). On a 100% basis, these amounts totaled $26.3 million in underground development, $14.5 million in exploration, and $20.0 million in PP&E.

The Company produced 3.8 million silver ounces in Q2 2026, representing a 3% increase compared to 3.7 million silver ounces produced in Q2 2025. The increase was primarily driven by strong performances at La Encantada and Santa Elena. Gold production was 34,660 ounces in Q2 2026, a 2% increase compared to 33,864 gold ounces produced in Q2 2025, driven largely by strong production at Santa Elena.

Cash costs per attributable payable AgEq ounce for the quarter were $18.06, compared to $15.08 per AgEq ounce in the second quarter of 2025. In Q2 2026, the AgEq conversion ratio to gold was 75:1, compared to 98:1 in Q2 2025. Applying the same assumptions used to calculate AgEq ounces in Q2 2025, reported cash costs per attributable AgEq ounce would have been $15.98, or 13% lower compared to current costs. AgEq ounces were also negatively impacted by temporary operational disruptions at Los Gatos following a rockfall event on the main ramp and labour disruptions at San Dimas, that are now resolved, which elevated cash costs per attributable AgEq ounce.

In addition, cash costs were also impacted by the strengthening of the Mexican peso against the U.S. dollar, which on average was 11% stronger during the quarter, relative to the US dollar, compared to the second quarter of 2025. Increases in contractor, haulage, maintenance, and reagent costs, driven by higher mining activity, and operational initiatives across the Company’s operations, also contributed to higher cash costs. Finally, higher metal prices contributed to higher royalty payments and production taxes.

AISC per attributable payable AgEq ounce in the second quarter was $25.68, compared to $21.02 per ounce in the second quarter of 2025. This increase was primarily driven by an increase in cash costs, as well as higher worker participation costs due to higher metal prices, along with increased mine development rates yielding higher sustaining development costs and PP&E costs. Applying the same assumptions used to calculate AgEq ounces in Q2 2025, AISC per attributable AgEq ounce in Q2 2026 would have been $22.72, or 13% lower.

Q2 2026 DIVIDEND ANNOUNCEMENT
The Company is pleased to announce that its Board of Directors has declared a cash dividend in the amount of $0.0152 per common share for the second quarter of 2026. The dividend will be paid on or about August 31, 2026, to holders of record of First Majestic’s common shares as of the close of business on August 14, 2026.
Under the Company’s new dividend policy, the quarterly dividend per common share is targeted to equal approximately 2% of the Company’s net quarterly revenues from January 1, 2026 onwards divided by the Company’s then outstanding common shares. Note: In the case of net revenues generated from the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), 70% of the net revenue from such mine, being the revenue that is attributable to the Company, is used for the purposes of the Company’s quarterly dividend calculation.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.

CONFERENCE CALL DETAILS
The Company will host a conference call and webcast on Thursday, July 30, 2026, at 8:30 a.m. (PT) / 11:30 a.m. (ET) to provide investors and analysts with a business update, and to discuss the Company’s second quarter production and financial results and updated 2026 guidance.

To participate in the conference call, please use the following dial-in numbers:

Canada & USA Toll-Free:	+1-833-752-3407
Outside of Canada & USA:	+1-647-846-2866
Participants should dial-in at least 15 minutes prior to the start of the call to ensure placement in the conference on time.

The live webcast link of the call will be accessible directly at this link, Q2 2026 Results Conference Call, as well as on the First Majestic home page at www.firstmajestic.com through the “July 30, 2026 Webcast Link”. A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.

A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

USA & Canada Toll-Free:	+1-855-669-9658
Outside of Canada & US:	+1-412-317-0088
Access Code:	9230786
The telephone replay will be available for seven days following the end of the event.
ABOUT FIRST MAJESTIC
First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Santa Elena Silver/Gold Mine, the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the San Dimas Silver/Gold Mine, and La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine, which the Company is currently in the process of re-starting.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.
FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, CEO

Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company’s financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, cash costs per gold ounce produced, AISC per gold ounce produced, total production cost per tonne, average realized silver price per ounce sold, average realized gold price per ounce sold, working capital, adjusted net earnings and EPS, EBITDA, adjusted EBITDA, and free cash flow. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements
This news release contains "forward-looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the timing for the Company’s Q2 2026 dividend payment and the shareholder record and payable dates in connection with such dividend payment; and anticipated future results. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. As such, investors are cautioned not to place undue reliance upon forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled “Risk Factors” in the Company's most recent Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission on EDGAR at http://www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.